PMC-Sierra, Inc. 1380 Bordeaux Drive Sunnyvale, CA 94089 Tel 408-239-8000 Fax 408-492-1157 www.pmc-sierra.com

April 8, 2011

Mr. Kevin L. Vaughn

Mr. David Burton

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	PMC-Sierra, Inc.

    Form 10-K for the fiscal year ended December 26, 2010

    Filed February 24, 2011

    File No. 0-19084

Messrs. Vaughn and Burton:

PMC-Sierra, Inc. (the “Company”) submits this letter in response to your letter of March 15, 2011, which letter sets forth comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing. This letter sets forth the Company’s responses to the Staff’s comments of March 15, 2011, which is further to certain comments initiated on December 22, 2010 related to the Company’s Form 10-K for the year ended December 27, 2009, filed February 24, 2010, and the Form 10-Q for the quarterly period ended September 26, 2010. For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

Please note that the Company is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information Requests, 17 C.F.R. Section 200.83, with respect to portions of the response to Comments 1, 2, 3, and 4, as well as with respect to Exhibit A in its entirety. Such response is being provided to the SEC in its entirety in hard copy under separate cover along with the request for confidential treatment. Please note the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff, and the redactions are denoted in the EDGAR version by bracketed asterisks (“[***]”) or other suitable notation.

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Form 10-K for the fiscal year ended December 26, 2010

Note 17. Segment Information, page 83

1.	We note your response to prior comment 1 and your revised disclosures here. We note from your response that each of the operating segments is at a different stage of investment and a different stage of maturity. Further, the stage of investment and maturity appears to have an impact on the financial metrics utilized by your chief operating decision maker. You state that “at the operating segment level, non-GAAP operating margin percentage has varied historically due to the businesses of each operating segment being at different stages of maturity and R&D investment levels.”

Based on this information, it is not clear to us how aggregation of your operating segments is consistent with the objectives and basic principles of FASB ASC 280. Please explain to us why you believe that providing disaggregated information would not help users of the financial statements better understand your performance, better assess its prospects for future net cash flows and make more informed judgments about the public entity as a whole. In this regard, please note that paragraph 280-10-50-11 of the FASB Accounting Standards Codification requires that aggregation of operating segments be consistent with the objectives and basic principles of FASB ASC 280.

We respectfully advise the Staff that in addition to the conclusions reached based on our consideration of the various specific required elements of the aggregation criteria in FASB ASC 280, we believe that aggregation in the context of our operating segments clearly meet the objectives and basic principles of ASC 280-10-50-11, as clarified in the implementation guidance related to the application of the aggregation criteria in ASC 280-10-55-7C, because the types of business activities in which each of our operating segments engage and the economic environments in which they operate are the same. As outlined earlier, PMC is an internet infrastructure semiconductor solution provider; all our products service the same macro communications network infrastructure environment; our operating segments operate in the same economic environment and have the same future prospects; the Chief Operating Decision Maker (“CODM”) manages each operating segment towards the same primary quantitative metrics, spurred in part by qualitative economic similarities.

We maintain that an aggregated presentation helps the users of our financial statements better understand our performance, better assess our Company’s prospects for future net cash flows and enables more informed judgments about the public entity as a whole in the same ways that the aggregated perspective helps the CODM manage the Company. Resource allocations, including funding and engineering talent, are made within the framework of the Company’s financial model targets and consider the Company as a whole rather than the individual operating segments. We apply the same investment criteria to each new product initiative regardless of which operating segment may host the original development or from which segment the initiative may be marketed in the future, as these may differ. Our expectations of long-term performance of each operating segment are similar because, in addition to the financial model targets, each is

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subject to fundamentally the same business drivers such as worldwide internet and communications network infrastructure demand, production processes, type or class of customers, and methods of product distribution.

While the stage of investment and maturity reflected in the product mix of any one operating segment or the Company as a whole does impact the relevant financial metrics for a given period, the CODM’s objective is to have each operating segment achieve similar metrics over the long-term, [***] (please note further information related to this in our response to comment 2 below).

We also note that the proportion of products at different lifecycles within each operating segment is dynamic, which ebbs and flows with our project development portfolio on an aggregated basis. The average stage of maturity of each operating segment fluctuates from period-to-period. In addition, we often realign products from one operating segment to another to improve the focus of a given product line. For example, [***]. We believe the dynamic nature of our segment alignment reflects the fact that our products and our business serve a single macro communications network infrastructure environment. The delineation of our operating segments reflects our grouping of “like” applications, rather than differing economic characteristics of the operating segments. Although product movement from one operating segment to another can alter the financial results of a given operating segment from period to period, such changes in financial results do not reflect any changes in (or distinctions among) the single financial model applicable to each of our operating segments and our business as a whole, and the impression that such changes were significant to our business would be misleading to readers of our financial statements. Further, those moves are driven not by their impact on the financial results of any one operating segment, but rather by our marketing strategies for our business as a whole. Therefore, disaggregated segment information would change frequently based on changes in product mix and stage of investment maturity, diminishing the usefulness to users.

[***], such that we believe the aggregated view is more useful for our business and size of Company. [***]. Therefore, from the perspective of users, we do not judge there to be valuable insight to be gained from [***], unless users had access to information that management uses to operate the business on a day-to-day basis.

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Given the above noted profile of our business, in addition to our belief that the aggregated view provides better information to users in line with the objectives of ASC 280, [***]. Furthermore, in order to truly understand the disaggregated operating segment level data and draw appropriate forward-looking conclusions from it, users would require proprietary and confidential information of the Company and of our customers (i.e. details provided under non-disclosure agreements about the new technologies under development and customers strategies for deployment of their equipment incorporating our products) which is not practical to provide. We emphasize that this is in addition to our belief that the aggregated view better serves the purposes set out in the basic objectives of ASC 280 as these factors tend to normalize and follow more predictable trends at the consolidated level, and the [***] confidential sensitivities explained above are not the primary reason for our judgment supporting the aggregated view.

Further, we note that our review of the reporting practices of similar and much larger semiconductor companies suggests that such companies do not provide disaggregated operating segment financial information of their communications infrastructure related businesses, although we noted that some larger companies provide segmented information for example between infrastructure and consumer- oriented lines of business. We are only in the infrastructure business. While we appreciate that we do not have full knowledge about the facts and circumstances supporting our competitors’ disclosures, we view it as a relevant consideration and to some degree a validation of our own assessments and conclusions about long-term future prospects and related judgments about quantitative and qualitative characteristics considered in our analysis.

For the reasons cited above, we believe that the aggregated view of the business does not deprive investors of information that would materially improve their understanding of our performance or permit investors to better assess prospects for future net cash flows and make more informed judgments about the Company as a whole.

Please be assured that the Company continually monitors the financial reporting impact of our segment reporting.

2.	Notwithstanding the above, we note that your aggregation of the operating segments is based on the expected future long-term economic characteristics of each segment. In addition to the information provided in your response dated January 19, 2011, please also provide us with your projections, as available, for the future periods over which you expect the segments to exhibit similar economic characteristics.

We respectfully advise the Staff that we expect our operating segments to exhibit similar economic characteristics [***].

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[***]. In addition to the information provided in Exhibit A, we note that we arrived at our long-term projections disclosed in our response dated February 17, 2011 and our above-noted projection of [***] by employing business judgment based on management’s experience and knowledge of our business and the semiconductor industry, and by reference to the financial model targets that drive our business planning.

In addition to having achieved our targeted financial metrics for [***], further indication of traction towards our targeted non-GAAP operating margin percentage is noted from our [***] as follows:

•	[***];

•	[***]

•	[***].

In relation to the above, it is important to note that at any point in time there could be variability from the above due to ongoing re-assessment of product development initiatives. The Company’s product planning process is dynamic, with meetings held twice per quarter. These meetings often result in changes to project plans, or resource allocations previously undertaken. Our forecasts by operating segment are updated quarterly [***].

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3.	We note your prior responses have provided information regarding areas where your operating segments are similar. In addition to the historical economic characteristics, please tell us more about any areas where you determined the operating segments may be dissimilar.

We respectfully advise the Staff that our Company did not find our operating segments dissimilar in any of the areas considered. In addition to the historical economic characteristics, we considered the following areas in our analysis:

i.	type of products;

ii.	production processes;

iii.	type or class of customers;

iv.	methods of product distribution;
v.	regulatory environment; and

vi.	other qualitative characteristics considered;

1.	market opportunities;

2.	competitive environment; and

3.	operational risks (including R&D activities, wafer supply, out-sourced manufacturing, assembly and test, patents & IP protection).

[***], we also note that we have employed our best judgment about long-term future expectations, and the importance of qualitative economic characteristics as outlined in ASC 280. The following qualitative characteristics form a significant part of our best judgment that the operating segments are economically similar:

•

Market opportunities – all of our operating segments are components of communications network infrastructure environment, and the long-term future outlook is similarly positive across all of the segments;

•

Competitive environment – all operating segments are subject to the same design-win process. Design-wins are valuable for any product because of the length of the design cycle and the reality that the design-win represents a long-term revenue stream due to the difficulty of replacing our silicon with a competitor’s products; and

•

Operational risks – all operating segments face the same risks in terms of securing manufacturing capacity at the suppliers that serve all operating segments, lead-time constraints, costs and other purchasing terms of vendors, and terms required by the distribution channel which serves all operating segments.

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4.	Please explain to us in greater detail why you believe the ranges you present for expected long-term annual revenue growth rate and expected long-term non-GAAP operating margin percentage support a conclusion that achievement of such metrics results in similar economic characteristics. Explain how your conclusion considered the percent differences in margins.

ASC 280 requires us to consider long-term financial performance and indicates that evaluating similar economic characteristics is a matter of judgment that depends on the specific facts and circumstances of the Company. It is our understanding that ASC 280 cites gross margin as just one example of a key economic characteristic to be considered. [***].

Because all of our semiconductor products sell into the communications network infrastructure equipment environment, [***].

[***]. Our customers negotiate price reductions over our products’ life cycles, which are common across all operating segments. We regularly negotiate price reductions with our suppliers over our products’ life cycles. These reductions benefit multiple product families across operating segments because of the common manufacturing platforms of our silicon wafers. The operating segments share many services such as centralized mixed signal design services and computer services. For example, [***]. Such costs are managed on an aggregated basis, although allocated out to operating segments. We expect these activities to impact all of our operating segments similarly, including their impact on segment non-GAAP operating margin percentage.

The long-term projected range of [***]% annual sales growth and [***]% for non-GAAP operating margin percentage represents our judgment of the range within which we believe all operating segments will perform over the long-term. Due to the inherent uncertainties in our business and industry and variations in the level of return ultimately generated by individual products across all segments, we cannot refine our judgment further within those ranges for any operating segment. Accordingly, we clarify that these ranges [***], rather each represents our judgment that on a future long-term basis they will fall within those ranges for each segment. We therefore view these as similar, especially when considered together with qualitative factors as discussed in our response to comment 3 above.

The historical [***] of each operating segment result from the same factors referenced in our previous discussion of non-GAAP gross margins and reflect the cyclical nature of product costs and revenues in any one particular period in any

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one operating segment, these highs and lows normalizing to similar levels across the Company over time. Given the level of non-GAAP gross margin for the Company as a whole and the emphasis on other metrics by the CODM, [***].

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We confirm that our auditors have had the opportunity to review and comment on each of the Company’s responses to the Staff’s comments.

We appreciate the Staff’s comments and request that the Staff contact the undersigned through his executive assistant, Angela Tamboura, at (408) 239-8194 with any questions or comments regarding this letter. In addition, we respectfully request that the Staff provide a facsimile of any additional comments the Staff may have to the undersigned’s attention at (408) 239-8072, as well as to Josh LaGrange, Skadden, Arps, Slate, Meagher & Flom LLP, our external legal counsel, at (650) 798-6520. Thank you for your assistance.

Sincerely,

PMC-SIERRA, INC.

/s/ Michael W. Zellner

Michael W. Zellner
Chief Financial Officer

cc:	Josh LaGrange

Skadden, Arps, Slate, Meagher & Flom LLP

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EXHIBIT A REDACTED.

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EXHIBIT A REDACTED.

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EXHIBIT A REDACTED.

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EXHIBIT A REDACTED.

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